UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SILGAN HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-22117	06-1269834
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Landmark Square

Stamford, Connecticut 06901

(Address of principal executive offices)

Frank W. Hogan, III

Senior Vice President, General Counsel

and Secretary

(203) 975-7110

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Silgan Holdings Inc. (which may be referenced as “Silgan,” “it,” “we,” “us” or “our”) is a leading manufacturer of rigid packaging for shelf-stable food and other consumer goods products. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “SEC Rule”), we conducted a reasonable country of origin inquiry (“RCOI”) to assess whether “conflict minerals” (in the form of tin, tantalum, tungsten and gold) necessary to the functionality or production of products we manufactured or contracted to manufacture in 2013 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Silgan’s RCOI and Results

Silgan’s product lines during 2013 were as follows:

•	Steel and aluminum containers for human and pet food and general line products;

•	Metal, composite (metal and plastic) and plastic closures for food and beverage products, and capping/sealing equipment and detection systems; and

•	Custom design plastic containers for various consumer goods products.

Our RCOI included the following steps:

•	Silgan developed a supplier inquiry letter that included requests for information regarding the presence of conflict minerals in its products and whether these conflict minerals were sourced from the Covered Countries. The supplier inquiry letter further requested that direct suppliers promptly engage in a similar inquiry with their supply chains.

•	Representatives from our Conflict Minerals Program Team sent this supplier inquiry letter to our direct suppliers of materials for our products and collected responses from these suppliers.

•	Silgan representatives then followed up with direct suppliers whose responses were not reasonably complete.

•	Silgan further requested these direct suppliers to provide it with certifications as to the accuracy of information such suppliers provided through the responses.

•	Silgan engaged in follow-up communications with direct suppliers who provided it with information indicating that such suppliers were engaged in an RCOI that had not been completed or who indicated they may be sourcing conflict minerals from the Covered Countries. In certain instances, we also engaged in follow-up communications with direct suppliers who indicated they had insufficient information to determine the origin of conflict minerals they sourced.

•	We reviewed the information collected through the responses to identify the direct suppliers who indicated that they potentially sourced conflict minerals from one of the Covered Countries.

In the responses to our supplier inquiry letters, nearly all of our direct suppliers of materials for our steel and aluminum container, metal, composite and plastic closure and custom design plastic container product lines reported and/or certified one of the following: (1) that conflict minerals were not present in the materials; or (2) that they did not source conflict minerals contained in the materials from the Covered Countries. These responses and certifications were consistent with Silgan’s understanding of the content of materials provided to it. Accordingly, Silgan had no knowledge or reason to believe that products in our steel and aluminum container, metal, composite and plastic closure and custom design plastic container product lines contained conflict minerals necessary to the functionality or production thereof that originated in the Covered Countries.

Based on the results of our RCOI, we have reason to believe that some of the necessary conflict minerals contained in the electronic components of our capping/sealing equipment and detection systems product line for 2013 may have originated in the Covered Countries and may not be from recycled or scrap sources. Silgan was therefore required to conduct due diligence on the source and chain of custody of these conflict minerals and prepare a Conflict Minerals Report, filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available on our internet website at www.silganholdings.com/formsdandconflictmineralsreport.

Item 1.02. Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 – Exhibits

Item 2.01. Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	By:	/s/ Frank W. Hogan, III
	Name:	Frank W. Hogan, III
	Title:	Senior Vice President, General Counsel and Secretary